Exhibit 12

NORTH SHORE GAS COMPANY
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

				Three-Month
				Transition
	2009	Year Ended	Year Ended	Period Ended	Years Ended September 30
(Millions)	6 months	12/31/2008	12/31/2007	12/31/2006	2006	2005	2004
EARNINGS
Net income from continuing operations	$2.7	$7.0	$7.9	$4.4	$6.7	$11.4	$11.1
Provision for income taxes	1.5	4.1	5.2	2.6	3.8	6.7	6.7

Income from continuing operations before income taxes	4.2	11.1	13.1	7.0	10.5	18.1	17.8
Total fixed charges as defined	2.1	4.2	4.2	1.1	4.1	3.8	3.7

Total earnings as defined	$6.3	$15.3	$17.3	$8.1	$14.6	$21.9	$21.5

FIXED CHARGES
Interest expense	$2.1	$4.2	$4.2	$1.1	$4.1	$3.8	$3.7

Total fixed charges as defined	$2.1	$4.2	$4.2	$1.1	$4.1	$3.8	$3.7

RATIO OF EARNINGS TO FIXED CHARGES	3.0	3.6	4.1	7.4	3.6	5.8	5.8

Note: Due to a number of factors, including the seasonality of NSG's business, the current year-to-date earnings should not be considered indicative of the results to be expected for the year as a whole.